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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 2 1 2003

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAILY ACCESS ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 INTERNATIONAL DR, BLDG. 6 SUITE 600
(No. and Street)

MOBILE	AL	36606-3099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN L. SCHARDIN   (251) 665-1800
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALTMARSH, CLEAVELAND & GUND
(Name – if individual, state last, first, middle name)

900 NORTH 12TH AVE	PENSACOLA	FL	32501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Stephen L. Schardin</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Daily Access Advisors, Inc.</u>, as of <u>December 31</u>, 20<u>02</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

<u>President</u>
Title

<u>Notary Public</u>

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAILY ACCESS ADVISORS, INC.

FINANCIAL STATEMENTS AND
OTHER INFORMATION
(PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION)

DECEMBER 31, 2002



SC&G

Saltmarsh, Cleaveland & Gund
Certified Public Accountants
and Consultants
Since 1944

Florida Institute of
Certified Public Accountants

Alabama Society of
Certified Public Accountants

American Institute of
Certified Public Accountants

AICPA Private
Companies Practice Section

AICPA SEC
Practice Section

Member, Polaris International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Daily Access Advisors, Inc.

We have audited the accompanying statement of financial condition for Daily Access Advisors, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daily Access Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Saltmarsh, Cleaveland & Gund

Pensacola, Florida
January 13, 2003

-1-

900 North 12th Avenue
P.O. Drawer 13207
Pensacola, Florida 32591-3207
(850) 435-8300
FAX: (850) 435-8352

11490 Emerald Coast Parkway
Suite 205, Box 9
Destin, Florida 32550
(850) 650-0868
FAX: (850) 650-4868

34 Walter Martin Road
P.O. Box 848
Fort Walton Beach, Florida 32549-0848
(850) 243-6713
FAX: (850) 243-4137

501 West 19th Street
P.O. Box 1100
Panama City, Florida 32402-1100
(850) 769-9491
FAX: (850) 785-9590

DAILY ACCESS ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	105,470
Accounts receivable		3,303
Deposits		1,056
Total Assets	$	109,829

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Due to Parent	$	41,110

Stockholder's Equity:

Common stock, $.001 par value; 100 shares authorized, issued and outstanding	--
Additional paid-in capital	25,000
Retained earnings	43,719
Total stockholder's equity	68,719

Total Liabilities and Stockholder's Equity	$	109,829

The accompanying notes are an integral part
of these financial statements.

DAILY ACCESS ADVISORS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenue:

Income from commissions	$ 133,857

Expenses:

Registration and licensing	11,736
Non-owner compensation and commission	14,500
Travel, meals and entertainment	18,845
Supplies	3,793
Professional fees	5,370
Other expenses	9,790
Total expenses	64,034

Income Before Income Taxes	69,823
Provision for Income Taxes	17,456
Net Income	$ 52,367

DAILY ACCESS ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$	$ 25,000	$ (8,648)	$ 16,352
Net income			52,367	52,367
Balance, December 31, 2002	$	$ 25,000	$ 43,719	$ 68,719

DAILY ACCESS ADVISORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:

Net income	$ 52,367
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(2,764)
Deposits	(710)
Due to Parent	37,606
Net cash provided by operating activities	86,499

Net Increase in Cash and Cash Equivalents	86,499
Cash and Cash Equivalents, Beginning of Year	18,971
Cash and Cash Equivalents, End of Year	$ 105,470

The accompanying notes are an integral part
of these financial statements.

-5-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

Daily Access Advisors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is Delaware corporation and a wholly-owned subsidiary of DailyAccess.Com, Inc. ("the Parent"). The Company does not hold customer funds or safekeep customer securities as its business activity is limited to the distribution of mutual funds.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commission income:

Commission income is recorded upon the completion of the sale of mutual funds and at the time income is reasonably determinable.

Income Taxes:

The Company files a consolidated federal return with the Parent and records its share of the consolidated federal tax expense or benefit on a separate return basis. The Company has recorded federal tax expense in its statement of income resulting from the income incurred in 2002. An amount due to the Parent for the income tax expense the Parent paid for the Company's income has been recognized as a increase of the amount due to the Parent on the balance sheet.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $68,719, which was $62,663 in excess of the required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital that did not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a service and expense agreement (the "Agreement") with the Parent where the Parent will furnish the operational services required by the Company in order to conduct its business or pay for costs of such services or expenses on behalf of the Company. Such costs shall include salaries and wages, office supplies and expenses, insurance, employee benefits, rents and miscellaneous overhead and general expenses. All services and expenses provided to the Company from the Parent with the exception of registration and licensing costs will be paid for by the Parent without the expectation or obligation of repayment by the Company. The Agreement is for a period of one year and will automatically renew each December. The Agreement may be terminated by either party with advanced notice of 30 days. Expenses incurred by the Parent on behalf of the Company during the year ended December 31, 2002 were approximately $64,000.

SUPPLEMENTARY INFORMATION

DAILY ACCESS ADVISORS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Total stockholder's equity	$	68,719
Less non-allowable assets and other deductions:		
Other assets		(1,056)
Net Capital	$	67,663

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	62,663
Aggregate indebtedness	$	-0-
Ratio: Aggregate indebtedness to net capital	$	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in
Part II of Form X-17A-5 as of December 31, 2002)

No material differences existed



Saltmarsh, Cleaveland & Gund
Certified Public Accountants
and Consultants
Since 1944

Florida Institute of
Certified Public Accountants

Alabama Society of
Certified Public Accountants

American Institute of
Certified Public Accountants

AICPA Private
Companies Practice Section

AICPA SEC
Practice Section

Member, Polaris International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Daily Access Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Daily Access Advisors, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications, and comparisons (2) in recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

900 North 12th Avenue
P.O. Drawer 13207
Pensacola, Florida 32591-3207
(850) 435-8300
FAX: (850) 435-8352

11490 Emerald Coast Parkway
Suite 205, Box 9
Destin, Florida 32550
(850) 650-0868
FAX: (850) 650-4868

34 Walter Martin Road
P.O. Box 848
Fort Walton Beach, Florida 32549-0848
(850) 243-6713
FAX: (850) 243-4137

501 West 19th Street
P.O. Box 1100
Panama City, Florida 32402-1100
(850) 769-9491
FAX: (850) 785-9590

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Pensacola, Florida
January 13, 2003